

November 6, 2013

Via E-mail
Juan-Carlos Ley
Chief Executive Officer
Fuelstream, Inc.
510 Shotgun Road, Suite 110
Fort Lauderdale, Florida 33325

      Re: **Fuelstream, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed April 16, 2013
               File No. 333-14477

Dear Mr. Ley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

1. We note your disclosure states that your current capital resources are insufficient to support the expansion of your fuel brokerage business and that you will likely require considerable amounts of financing to advance your business strategy. In future filings, please expand your disclosure regarding your future liquidity and capital resource needs. Please explain those matters that could affect the amount of funds required by your business' short and long term planning horizons. Please include an estimate as to how long you can continue operations without obtaining additional financing. Please refer to Item 303(a)(2)(ii) of Regulation S-K.

2. We note your management's conclusion that internal controls over financial reporting are ineffective as of December 31, 2012. With a view towards improving future disclosure, please tell us the material weaknesses in the internal controls identified by management that led to this conclusion. Please refer to Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, staff accountant, at (202) 551-3254 or Jennifer Thompson, accounting branch chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, staff attorney, at (202) 551-3477 or Dietrich King, legal branch chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief